POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and related notes, for the second quarter ended June 30, 2006. All dollar amounts are expressed in Canadian funds unless otherwise stated. The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. The effective date of this report is August 25, 2006.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is in the recycling business and under the trade name MultiCutTM, Poly-Pacific produces plastic media blast (PMB) from scrap plastic. Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components. PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials. Everwood Agricultural Products International Ltd. (“Everwood”), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber. Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company. It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

Effective, January 1, 2004, Poly-Pacific elected to report our consolidated financial statements in accordance with U.S. GAAP. All financial information presented has been restated to be in accordance with U.S. GAAP.

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POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

The consolidated financial statements for the second quarter ended June 30, 2006, include the accounts of the Company and its wholly owned subsidiary, Poly-Pacific Technologies Ltd, (which have been translated to Canadian dollars as described on the audited financial statements) and Everwood Agricultural Products Ltd.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended June 30, 2006:

	First and second quarter for the year ended December 31, 2006 and the third and fourth quarter ending December 31, 2005				First and second quarter for the year ended December 31, 2005 and the third and fourth quarter ending December 31, 2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues ($)	389,667	514,578	491,891	585,291	925,548	1,049,986	661,257	1,004,962
Net earnings (loss) ($)	(269,678)	(75,230)	(757,904)	(171,428)	(177,210)	(55,120)	(212,106)	(133,011)
Basic and diluted earnings (loss) per share ($)	(0.01)	nil	(0.04)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)

Results of Operations

Overall, the Company recorded a consolidated net loss of $269,678 ($0.01 per common share) for the three months of second quarter ended June 30, 2006 as compared with a consolidated net loss of $177,210 ($0.02 per common share) for the three months of second quarter ended June 30, 2005. The consolidated net loss for the six months period ending June 30, 2006 was $344,908 as compared to $232,330 for the six months period ending June 30, 2006. The increase in the consolidated loss for 2006 as compared to the same period of 2005 was primarily attributable to the decrease in sales of plastic media due to declining US economy, particularly in this industry, and a decrease in sales of agricultural products in 2006 as compared to 2005 as Everwood has not been producing and selling agricultural lumber products since October 2005. The Company is actively working with plant engineers to setup the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market. The Company is hopeful that Everwood will be in production in the near future to increase revenues.

Revenues and Direct Costs

Revenues for three months of second quarter ending June 30, 2006 were $389,567 as compared to $925,548 for the three months of second quarter ending June 30, 2005. Revenues for the six months period ending June 30, 2006 were $904,145 as compared to $1,975,534 for the same period in 2005. As described above, the decrease in revenue for the six months ended June 30, 2006 by $1,071,389 was primarily attributable to the decrease in sales of plastic media due to declining US economy and decrease in sales of agricultural products in 2005. Also, as Everwood was unable to obtain raw material during the year to maintain production and thus had to be shut down (halfway during the year 2005) and has not been in full production ever since that time - until June 30, 2006 and including the date of this of this report - thus decreasing overall revenues for the year. The Company is actively working with plant engineers to setup and test the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market. The Company is hopeful that Everwood will be in production in the near future to increase revenues.

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POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
Gross margins for the six months period ending June 30, 2006 was 56.4% as compared to 42.7% for six months of the second quarter ended June 30, 2005. The increase in gross margin is primarily due the fact that some inventory was written off at year-end December 31, 2004 thus resulting in a lower cost base of the some of the product sold during the quarter and resulting in overall increase in the gross margin for the second quarter ended June 30, 2006 as compared to gross margin for the same period in 2005.

Operating Expenses:

Overall, operating expenses were $823,172 for the six months period of second quarter ending June 30, 2006 compared to $1,035,571 for the six months period of second quarter ended June 30, 2005. The operating expenses were $505,518 for the three months period of second quarter ending June 30, 2006 as compared to $501,858 for the three months period of second quarter ended June 30, 2005. The changes in operating expenses for the second quarter ending June 30, 2006 are attributed to the following:

General and administrative expenses increased by $79,824 from $373,252 to $453,076 for the six months period ending June 30, 2006. Though, the management has been actively trying to reduce administrative and overhead costs In various areas of the Company, the increase for the second quarter is because the Company experienced additional costs in retaining a consultant to manage operations and to increase sales of Poly-Pacific Technologies operation in Ontario, California, USA, as well as hired incurred additional consultants fees and salary to setup and manage the Everwood operations in St. Thomas Ontario, Canada. These consultants are no longer with the Company, as such, the Company expects to improve these in the future quarters in order to improve the profitability. In addition, the Company wrote-off certain accounts receivables (to bad debts) and certain account balances in the General ledger as they were deemed to be not collectible or redundant by management thus also contributing this overall increase in the General and administrative expenses

Occupancy costs decreased by $14,539 from $115,536 to $100,997 for the three month period ending June 30, 2006 as the Company did not pay rent for the Burnaby, Canada premises for the quarter due to building renovations. It is expected that the landlord will not charge rent for this period due to the inconvenience caused by these renovations, as such, the Company did not accrue for these amounts as well. Also the for the same period in 2005, the Company had higher costs for the Everwood plant as it was in production and incurred more overhead costs in 2005 than for the same period in 2006.

Professional fees decreased by $51,147 to $67,873 for the second quarter ended June 30, 2006 from $110,020 for the second quarter ended June 30, 2005 as the Company incurred additional legal and accounting fees in becoming a US Securities Exchange Commission (SEC) registrant in 2005 as compared to $nil in 2006 for similar expense.

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POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006
Amortization of property, plant and equipment decreased by $13,925 to $39,834 for the second quarter ended June 30, 2006 from $53,079 for the second quarter ended June 30, 2005, as the Company disposed off Everwood’s plant during the year resulting in a lower net book value base for the amortization calculation. The disposal of this plant also resulted in a loss on disposal of property for $23,523 for the six months period ending June 30, 2005 as compared to $nil for 2006.

Foreign currency exchange loss (gain) was a gain of $51,888 for the second quarter ended June 30, 2006 as compared to a gain of $3,548 for the second quarter ended June 30, 2005 due timing differences (as to when the amount was recorded as compared to when it was actually paid) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense decreased by $10,443 to $15,505 for the second quarter ended June 30, 2006 from $25,948 for the second quarter ended June 30, 2005.

Income taxes:

The Company had a $nil balance for current and deferred taxes due to losses for periods ending June 30, 2006 and 2005.

Liquidity and Capital Resources

Working capital deficiency as at June 30, 2006 was $251,491 as compared to working capital deficiency of $365,443 as at December 31, 2005.

The Company’s cash position decreased to a bank indebtedness of $38,689 as compared to a cash balance of $61,346 as at December 31, 2005. The Company also used $283,224 to fund operations, and received cash of $362,949 from financing activities and used cash to fund capital property purchases of 79,725 for the three months quarter ended June 30, 2006.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective. Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans. Management is actively seeking new financing alternatives, either through debt or equity financing.

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006. The Company has forecasted that any property and equipment expenditures incurred in 2006, based on future needs, will be funded from working capital and/or from operating or capital leases.

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POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Transactions with related parties

During the second quarter, management fees of $29,300 were paid to corporations under significant influence of one of the Company’s directors, as compared to $22,400 for the same period in 2005.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

As at June 30, 2006, the number of issued common shares were 24,787,380 as compared to 18,885,456 as at December 31, 2005, as company issued 5,901,924 common shares as result of two private placements. For the six months ending June 30, 2006, the Company offered 4,400,714 units (“Units”) at a price of $0.07 per Unit for gross proceeds of approximately $308,050 for the first private placement. Each Unit is comprised of one common share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.10 per Common Share for a period of two years following the date of closing.

For the second private placement the Company offered 1,501,210 units (“Units”) at a price of $0.10 per Unit for gross proceeds of approximately $150,121. Of the total offering, 134,000 Units were paid to a consultant, in lieu of payment. The Company also has an outstanding obligation to give 200,000 Common shares to another consultant for providing audit and accounting assistance during the second quarter; as such, the Company has accrued for these shares. Each Unit is comprised of one common share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.15 per Common Share for a period of two years following the date of closing.

No preferred shares have been issued.

As at June 30, 2005, there were 1,086,600 stock options outstanding. No stock options were issued during the second quarter ended June 30, 2006.

The Company used the proceeds from the private placements for general working capital.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, bank loan, debenture payable and long-term debt. The Company has a substantial portion of its revenues derived in currencies other than Canadian dollar relative to those foreign currencies. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company’s products and in repayment of advances to the subsidiary could cause unanticipated fluctuations in the Company’s operating results. The fair value of these financial instruments approximates their carrying values.

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POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms. If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution. If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the second quarter ended June 30, 2006 and for fiscal year 2005, as well as. for the fiscal years 2004 and 2003. There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

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